                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1999



                                       OR




             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




               For the transition period from______to______



                         Commission file number: 1-1511




                            FEDERAL-MOGUL CORPORATION
                           EMPLOYEE INVESTMENT PROGRAM
                           26555 Northwestern Highway
                           Southfield, Michigan 48034




         The Plan holds shares of common stock (without par value) of Federal-Mogul Corporation (see address above).

                         REPORT OF INDEPENDENT AUDITORS


Retirement Programs Committee
Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Employee Investment Program as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP

Detroit, MI
June 26, 2000

FEDERAL-MOGUL CORPORATION
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
EMPLOYEES' INVESTMENT PROGRAM

                                                                           December 31
                                                                   1999                      1998
                                                             -------------              ------------
ASSETS
Investments in master trust  (See Note 6)                    $ 193,521,209              $ 39,192,864
Participant loans receivable                                     2,903,654                   996,846
                                                             -------------              ------------
Total Assets                                                   196,424,863                40,189,710


LIABILITIES
Accrued Expenses                                                     6,173                         -
Forfeited accounts owed to FMC (See Note 1)                         77,950                    91,106
                                                             -------------              ------------
Total Liabilities                                                   84,123                    91,106
                                                             -------------              ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $ 196,340,740              $ 40,098,604
                                                             =============              ============




See notes to financial statements

FEDERAL-MOGUL CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
EMPLOYEES' INVESTMENT PROGRAM

                                                                                         December 31
                                                                               1999                       1998
                                                                          ------------              ------------
Additions
Dividends and Interest                                                    $  6,819,652              $    856,834
Contributions:
  Participants                                                               8,543,875                 4,474,861
  Federal-Mogul Corporation                                                  4,075,511                 1,727,121
                                                                          ------------              ------------

                                              Total Additions               19,439,038                 7,058,816
Deductions
Benefits paid to participants                                                4,310,128                 2,622,202
Portion of Company Match Account forfeited upon
  withdrawal of members (See Note 2)                                            35,080                    61,772
                                                                          ------------              ------------
                                             Total Deductions                4,345,208                 2,683,974
Transfers from another FMC investment program                              155,437,677                   (43,827)
Net unrealized appreciation/(depreciation) in fair value of
  investments (See Note 7)                                                 (14,289,371)                6,979,751
                                                                          ------------              ------------
                                                 Net increase              156,242,136                11,310,766
Net assets available for plan benefits at beginning of year                 40,098,604                28,787,838
                                                                          ------------              ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                    $196,340,740              $ 40,098,604
                                                                          ============              ============

See notes to financial statements

                            FEDERAL-MOGUL CORPORATION
                          EMPLOYEES' INVESTMENT PROGRAM

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1.  DESCRIPTION OF THE PLAN

The following description of the Federal-Mogul Corporation Employees' Investment Program (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

During 1999 and 1998, the Plan received assets transferred from other investment programs of Federal-Mogul Corporation (the "Company").

GENERAL

The Plan is a defined contribution plan which provides eligible hourly employees of Company with a program for making voluntary pretax and after-tax contributions. Substantially all hourly employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

MASTER TRUST

The Plan invests in a single master trust through a master trust agreement with The State Street Bank (the "Trustee"). The trust agreement provides, among other things, that the Trustee, safekeeps all investments, and keeps account for all investments, receipts, and disbursements, benefit payments, and other transactions.

CONTRIBUTIONS & VESTING

                                      Frankfort  Greenville     Milan     Van Wert  Blacksburg  Logansport  St. Johns  All Others
                                      ---------------------------------------------------------------------------------------------
   1. Company Match
      (% of participant contribution)    50%         50%         50%        50%         N/A         40%        N/A         50%
   2. Matching Amount
      (% of participant compensation)     8%         8%          8%          8%         N/A         8%         N/A         8%
   3. Maximum Contribution
      (% of participant compensation)    20%         20%         20%        20%         20%         20%        20%         20%
   4. Vesting Schedule
               Years of Service
                 less than 2              0%         0%          0%          0%         N/A         0%          0%         0%
                 less than 3              0%         25%         25%        25%         N/A         25%         0%         25%
                 less than 4              0%         50%         50%        50%         N/A         50%         0%         50%
                 less than 5              0%         75%         75%        75%         N/A         75%         0%         75%
                  5 or more              100%       100%        100%        100%        N/A        100%        100%       100%

   5. Pension Contribution               Yes         Yes         No          No         No          Yes        Yes         Yes
   6. Eligibility to participate       60 days     90 days     90 days    90 days     90 days     90 days    90 days    Immediate
      Eligibility for company match    60 days    1 year of   1 year of   60 days       N/A      1 year of   90 days    Immediate
                                                   service     service                            service


Full vesting also occurs upon death, disability, or retirement at designiated ages. In addition, special vesting provisions will become effective if if the Plan is determined to be "top-heavy," pursuant to the Internal Revenue Code.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses. These administrative expenses, paid by participants, are netted against the net asset value of the investment fund. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES

Shares of Federal-Mogul Corporation common stock which are not vested at the time of a participant's withdrawal from the Plan are forfeited and are applied as a reduction of required Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

INVESTMENT OPTIONS

The Plan provides for eight investment options which includes a stable value fund, a bond fund, a large cap equity fund, a mid cap equity fund, a small cap equity fund, an international fund, a brokerage account and common stock of the Company.

PARTICIPANT LOANS RECEIVABLE

The Plan allows participants to borrow from their account upon written request and certain plan conditions. The maximum amount of a participant's borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant's vested account balance or 90% of the participant's employee contribution accounts. No borrowings shall be given for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

PAYMENT OF BENEFITS / WITHDRAWALS

In the event of retirement (as defined by the Plan agreement), death, permanent disability, termination of employment, (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant's accounts will be distributed to the participant or the participant's beneficiary in either a lump-sum distribution, an annual or more frequent installment.

2.  SIGNIFICANT ACCOUNT POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in Federal-Mogul Corporation common stock, the Bond Fund, the Large Cap Equity Fund, the Mid Cap Equity Fund, the Small Cap Equity Fund, the International Fund, and the Brokerage Account are valued at quoted market prices. The Stable Value Fund is valued at fair market value as estimated by LaSalle National Trust. The Stable Value Fund value represents contributions plus interest, less administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts included in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.  PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan's investments are held by a consolidated master trust (the "Trust") administered by the Trustee. During the years ended December 31, 1999 and December 31, 1998, the Trust purchased 1,443,654 and 206,232 shares of common stock of Federal-Mogul Corporation for a total cost of $43,585,601 and $11,179,982 respectively.

Fees incurred for legal, accounting and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan. Forfeited shares which have not been applied as a reduction of contributions at year-end are reflected as a liability to the Company and will be applied to reduce future Company contributions.

4.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

5.  INCOME TAX STATUS

The Internal Revenue Service has ruled favorably on the Plan as of October 25, 1996 that the Plan qualifies under section 401 (a) of the Internal Revenue Code
(IRC) and the related trust therefore, is not subject to tax under present income tax laws. The Plan is required to operate in conformity with the IRC and the Employee Retirement Income Security Act of 1974 to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. INVESTMENTS IN MASTER TRUST

Certain of the Plan's investments are held by a the Trust administered by the Trustee. At December 31, 1999 and 1998 the Plan holds a 35% share and a 19% share, respectively, of the master trust.

The fair value of net assets of the Trust at December 31, 1999 and December 31, 1998 were as follows:

                                                         December 31, 1999          December 31, 1998
                                                         -----------------          -----------------
Investments:
Stable Value Fund                                        $   166,565,765            $    40,901,369
Bond Fund                                                     40,420,469                  8,934,232
Large Cap Equity Fund                                        192,112,508                 47,329,310
Mid Cap Equity Fund                                            9,891,731                 20,717,520
Small Cap Equity Fund                                         30,522,675                          -
International Fund                                            17,081,362                  6,499,520
Brokerage Account                                              1,753,017                          -
Federal-Mogul Common Stock Fund*                              56,713,676                 84,316,050
Cooper Common Stock Fund                                      26,926,944                          -
Cooper Cameron Stock Fund                                      1,430,827                          -
Loan Fund                                                      6,309,030                          -
                                                         ---------------            ---------------
           Total Investments                                 549,728,004                208,698,001

Receivable from FMC                                                    -                    511,180
Cash equivalents, including accrued interest                           -                    304,995
Participant loans receivable                                   5,546,787                          -
                                                         ---------------            ---------------
           Total Assets                                      555,274,791                209,514,176

Forfeited accounts owed to  FMC                                  108,777                    110,054
Accrued Expenses                                                  17,635                          -
                                                         ---------------            ---------------
           Total Liabilities                                     126,412                    110,054
                                                         ---------------            ---------------

NET ASSETS OF THE MASTER TRUST                           $   555,148,379            $   209,404,122
                                                         ===============            ===============

* non-participant directed

During the year ended December 31, 1999 and December 1998 the Trust had investment income amounting to $19,484,720 and $5,384,652, respectively, and had realized and unrealized depreciation and appreciation in the fair value of investments of ($45,152,207) and $33,939,645 respectively as follows:

                                                                                                  Net Realized and
                                                                                                     Unrealized
                                                                                                    Appreciation
                                                                       Net Investment             (Depreciation) in
                                                                       Income During              Fair Value During
                                                                           Period                      Period
                                                                       --------------             -----------------
Year Ended December 31, 1999
--------------------------------------------------
Stable Value Fund                                                      $  3,519,893               $           -
Bond Fund                                                                   525,602                     666,306
Large Cap Equity Fund                                                     6,936,253                  11,612,073
Mid Cap Equity Fund                                                         157,266                     984,078
Small Cap Equity Fund                                                     3,788,264                   2,089,255
International Fund                                                          568,724                   3,295,700
Brokerage Account                                                           405,364                           -
Federal Mogul Common Stock Fund                                           2,467,194                 (61,195,526)
Cooper Common Stock Fund                                                    220,151                  (2,940,791)
Cooper Cameron Stock Fund                                                       461                     336,698
Loan Fund                                                                   895,548                           -
                                                                       ------------               -------------
                                                                       $ 19,484,720               $ (45,152,207)

Year Ended December 31, 1998
--------------------------------------------------
Stable Value Fund                                                      $  2,203,445               $           -
Bond Fund                                                                   250,989                     250,802
Large Cap Equity Fund                                                     1,808,627                   2,817,610
Mid Cap Equity Fund                                                         719,194                     674,085
International Fund                                                          209,720                     436,003
Federal Mogul Common Stock Fund                                             192,677                  29,761,145
                                                                       ------------               -------------
                                                                       $  5,384,652               $  33,939,645

The changes in the fair value of net assets of the consolidated master trust for the years ended December 31, 1999, and December 31, 1998 as summarized as follows:

                                                                       December 31,     December 31,
                                                                           1999            1998
                                                                     --------------   --------------
Additions:
Dividends/interest income                                            $  19,484,720    $   5,384,652
Contributions from participating employees                              25,412,255       14,462,175
Contributions from Federal-Mogul Corporation                             6,844,589        1,400,610
                                                                     -------------    -------------

                                                  Total Additions       51,741,564       21,247,437
Deductions:
Members' accounts distributed upon withdrawal                           20,331,070       19,235,493
Portion of company match account forfeited upon
   withdrawal of members                                                    69,809           69,572
                                                                     -------------    -------------

                                                 Total Deductions       20,400,879       19,305,065

Net appreciation/(depreciation) in market value of investments         (45,152,207)      33,939,645
Transfers from other plans                                             359,555,779          290,496
                                                                     -------------    -------------

                                           NET INCREASE/(DECREASE)     345,744,257       36,172,513
                                                                     -------------    -------------

Net assets available for plan benefits at beginning of year            209,404,122      173,231,609
                                                                     -------------    -------------

NET ASSETS OF MASTER TRUST AT END OF PERIOD                          $ 555,148,379    $ 209,404,122
                                                                     =============    =============

7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                        December 31,
                                                                   1999                 1998
                                                               ---------------------------------
              Net Assets:
              Federal-Mogul Common Stock                       $ 13,929,434         $ 19,449,290
                                                               ---------------------------------
                                                               $ 13,929,434         $ 19,449,290
                                                               =================================


              Changes in Net Assets:                                             Year Ended
                                                                              December 31, 1999
                                                                              ------------------
              Contributions                                                   $        3,302,792
              Dividends and interest                                                     630,728
              Net appreciation/depreciation                                          (15,641,672)
              Benefits paid to participants                                             (918,799)
              Transfers to participant-directed investments                            1,561,143
              Transfers from other plans                                               5,545,952
                                                                              ------------------
                                                                              $       (5,519,856)
                                                                              ==================

                            FEDERAL-MOGUL CORPORATION
                          EMPLOYEES' INVESTMENT PROGRAM
                                 EIN: 38-0533580
                               SCHEDULE H, LINE 4I


         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR


                                DECEMBER 31, 1999

The following is a Schedule of Assets Held for Investment outside of the Master
Trust:


Identity of Issue, Borrower,     Description of Investment including Maturity Date,       Historical Cost     Current Value
Lessor or Similar Party          Interest, Collateral, Par or Maturity Value
----------------------------------------------------------------------------------------------------------------------------

Participant Loans Receivable     9.25% (average interest rate)                        $         2,903,654     $    2,903,654
                                                                                      ======================================





There were no investment assets reportable as acquired and disposed of during the year.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Federal-Mogul Corporation Employee Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          FEDERAL-MOGUL CORPORATION
                                          EMPLOYEE INVESTMENT PROGRAM





                                          By: /s/ James Zamoyski
                                          -------------------------------------
                                                  James Zamoyski
                                                  Retirement Programs Committee









Dated: June 27, 2000

EXHIBIT INDEX

Exhibit Number                              Document
--------------                              --------
     23                 Consent of Ernst & Young (filed herewith and incorporated herein by reference)